SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated August 16, 2019.

TRANSLATION

Buenos Aires, August 16, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Relevant Fact – DNU 566/2019

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that sense, we inform you that Presidential Decree No. 566 (the “Decree”) in General Agreement of Ministers, published today on the Official Gazette, provides, among other matters, that:

1)

Deliveries of crude oil in the local market during the 90 calendar days after the Decree enters into force must be invoiced and paid at the agreed-upon price between producing companies and refineries as of August 9, 2019, and by applying a reference exchange rate of Argentinean Ps. 45.19 per U.S. Dollar and reference BRENT price of U.S.$59 per barrel.

2)

During the same term as set forth in 1, above, the price for gasoline and diesel traded by refiners and/or wholesalers and/or retailers, regardless of their quality or their sales channel, shall in no case be greater than the price which was in effect on August 9, 2019.

3)

During the 90 calendar days after the Decree enters into force, refiners and/or wholesalers and/or retailers must completely satisfy national demand for liquid fuel, at the prices set forth in the Decree and at the volumes and pursuant to customary market conditions, by ensuring supply throughout all of the Argentine territory in a customary and continuous manner.

4)

Hydrocarbon producers must fully satisfy demand for crude oil, as required by local refiners located throughout the Argentine territory, by continuing to supply, in a customary and continuous manner, in order to satisfy internal demand.

5)	All sales of fuel must be conducted in a manner which fully complies with the quality, type and other requirements set forth by applicable regulations in force.

The Decree is in force starting on the date hereof.

A link to the Decree (in Spanish language) is attached: https://www.boletinoficial.gob.ar/detalleAviso/primera/213585/20190816

YPF S.A. is currently analyzing the impact which this measure may have.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 16, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer